Exhibit 99.1

VIA optronics AG

Nürnberg

ISIN DE000A2TSG37 / WKN A2TSG3

(Shares in VIA optronics AG),

ISIN US91823Y1091 / WKN A2QDG5

(American Depositary Receipts der VIA optronics AG)

Invitation to the Annual General Meeting 2021

We herewith invite our shareholders to attend the

annual general meeting

taking place

on Wednesday, December 29, 2021, at 2.00 PM CET.

The general meeting will be held virtually and without physical presence of the shareholders or their representatives and the shareholders (the "Virtual General Meeting") and it will be broadcasted in full length via audio and video via a password secured website (the "AGM-Website") which will be accessible via our website

https://investors.via-optronics.com/investors/

I.	AGENDA
1.

Presentation of the approved Financial Statements of VIA optronics AG for the Financial Year 2020, of the audited and approved IFRS Consolidated Financial Statements for the Financial Year 2020 and the audited and approved Consolidated Financial Statements in accordance with the German Commercial Code of VIA optronics AG for the Financial Year 2020 including the Management Report, as well as of the Supervisory Board's Report for the Financial Year 2020

The supervisory board approved the Financial Statements 2020 as well as the audited IFRS Consolidated Financial Statements 2020 and the audited Consolidated Financial Statements in accordance with the German Commercial Code for the financial year 2020 including the Management Report. In accordance with provisions of statutory law it is not required to make a resolution on agenda item no. 1. The above-mentioned documents are available at our website at

https://investors.via-optronics.com/investors/

The documents will be available on the AGM-Website during the annual general meeting, as well, and explained in detail.

2.	Resolution on the Discharge of the Management Board

The management board and the supervisory board propose to discharge the members of the management board in office in the financial year 2020 for this period.

3.	Resolution on the Discharge of the Supervisory Board

The management board and the supervisory board propose to discharge the members of the supervisory board in office in the financial year 2020 for this period.

4.

Resolution on the Appointment of the Auditor of the IFRS Consolidated Financial Statements and the Consolidated Financial Statements in accordance with the German Commercial Code of the Financial Year 2021

The audit committee has recommended to the supervisory board to appoint either PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft, Ostendstraße 100, 90482 Nürnberg, or BDO AG, Wirtschaftsprüfungsgesellschaft, Fuhlentwiete 12, 20355 Hamburg as auditor of the IFRS consolidated financial statements and the consolidated financial statements in accordance with the German Commercial Code of the financial year 2021. After careful examination of competitiveness, costs and services PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft is the audit committee's and the supervisory board's preferred recommendation for the Company's group auditor for the financial year 2021.

Based on the recommendation of the audit committee, the supervisory board proposes to appoint the auditing firm PricewaterhouseCoopers GmbH, Wirtschaftsprüfungsgesellschaft, Ostendstraße 100, 90482 Nürnberg, as auditor of the IFRS consolidated financial statements and the consolidated financial statements in accordance with the German Commercial Code of the financial year 2021.

5.	Resolution on the Election of Supervisory Board Members

Pursuant to Section 11 of the Company's articles of association, Sections 95, 1st sentence, 96(1) and 101(1) of the German Stock Corporation Act (Aktiengesetz), the supervisory board consists of five members to be elected by the annual general meeting.

The annual general meeting is not bound by the following election proposals. The shareholders may freely decide whether or not they follow the supervisory board's proposals.

Agenda Item 5a) - Election of Mr. Shuji Aruga as Supervisory Board Member

On March 2, 2021, Mr. Diosdado Banatao resigned from this office as member of the supervisory board of VIA optronics AG with effect as of the end of the annual general meeting 2021 so that a new supervisory board member must be elected. The term of the office of Mr. Banatao would have run until the end of the annual general meeting which will resolve on the discharge of the member of the supervisory board for the financial year 2021.

Based on the proposal made by the compensation and nomination committee, the supervisory board proposes to elect with effect from the end of this annual general meeting

•

Mr. Shuji Aruga, born March 22, 1959, resident in Nagano-Ken, Japan, profession: retired president and Chief Operations Officer (COO) of Japan Display Inc.,member of the supervisory board for the period until the end of the annual general meeting resolving on the discharge of the members of the supervisory board for the financial year 2024.

Mr. Aruga confirmed to the supervisory board that he will have sufficient availability to be able to comply with his duties as member of the supervisory board.

Agenda Item 5 b) - Election of Mr. Arthur R. Tan as Supervisory Board Member

On August 18, 2021, Mr. Jerome Tan resigned from this office as member of the supervisory board of VIA optronics AG with effect as of the end of the annual general meeting 2021 so that a new supervisory board member must be elected. The term of the office of Mr. Jerome Tan would have run until the end of the annual general meeting which will resolve on the discharge of the member of the supervisory board for the financial year 2024.

Based on the proposal made by the compensation and nomination committee, the supervisory board proposes to elect with effect from the end of this annual general meeting

•

Mr. Arthur R. Tan, born October 14, 1959, resident in Corinthian Gardens Quezon City, Philippines, profession: Group President and Chief Executive Officer (CEO) of AC Industrial Technology Holdings, Inc. and Vice Chairman and Chief Executive Officer (CEO) of Integrated Micro-Electronics, Inc.,

member of the supervisory board for the period until the end of the annual general meeting resolving on the discharge of the members of the supervisory board for the financial year 2024.

Mr. Arthur R. Tan confirmed to the supervisory board that he will have sufficient availability to be able to comply with his duties as member of the supervisory board.

II.	FURTHER INFORMATION, REMARKS AND REPORTS
1.	Information about the candidates for the supervisory board proposed under item 5
a)	Mr. Shuji Aruga, Ken-Nagano, Japan
•	Particulars:

Date of birth: March 22, 1959

Place of birth: Chino, Nagano, Japan

•	Education:

Studies and Master Degree at the university for agriculture and technology Tokio, Japan.

•	Professional Background:
2003 - 2006	Board Director and Chief Operating Officer (COO) of the Liquid Crystal Display (LCD) – department of Seiko Epson Co.
2006 -2011	President and CEO of Epson Imaging Device Co.
2011 - 2012	Division Senior General Manager of Sony Co. VP and Mobile Display Bz Division

President and CEO Sony Mobile Display Co.

2012 - 2013	Chief Business Officer (CBO) of Japan Display Inc.
2013 - 2015	Board Director and Chief Business Officer (CBO) of Japan Display Inc.
2015 - 2018	President and COO of Japan Display Inc.
2018 - 2019	Senior Advisor to Japan Display Inc.
since 2019	retired
•	Mr. Aruga is not a member of a supervisory board of a German company which is composed subject to compulsory provisions of German law.
•	Membership in comparable supervisory boards of domestic or international companies:

Member of the independent board of Helios Techno Holding Co.;

Member of the independent board of Matsumoto Yamaga FC.

With respect to Section C.13 of the German Corporate Governance Code it is hereby confirmed that according to the supervisory board's knowledge, between Mr. Shuji Aruga on the one hand and VIA optronics AG, its group companies, the boards of VIA optronics AG or of a shareholder holding a material stake in VIA optronics AG on the other hand, there is no personal or business relationship which is subject to publication obligations under such provision of the German Corporate Governance Code.

b)Mr. Arthur R. Tan, Quezon City, Philippines

•	Particulars:

Date of birth: October 14, 1959

Place of birth: Manila, Republic of the Philippines

•	Education:

Studies and Bachelor's Degree in Electronics and Communications Engineering at the Mapua Institute of Technology, Manila, Philippines.

•	Professional Background:
since 2001	Vice Chairman and Chief Executive Officer (CEO) of Integrated Micro-Electronics, Inc

since 2001Senior Managing Director of Ayala Corp.

since 2005	President and Chief Executive Officer (CEO) of Speedy-Tech Electronics, Ltd.
since 2010	Chairman and Chief Executive Officer (CEO) of PSI Technologies
since 2016	Group President and Chief Executive Officer (CEO) of AC Industrial Technology Holdings, Inc.
since 2017	Member of the Board of Directors of Surface Technology International, Ltd.
since 2018	Chairman of the Boards and Chief Executive Officer (CEO) of Merlin Solar Technologies, Inc.

Mr. Tan is not a member of a supervisory board of a German company which is composed subject to compulsory provisions of German law.

Membership in comparable supervisory boards of domestic or international companies:

since 2017	Member of the Advisory Board of MT Technologies GmbH;
since 2017	Member of the Advisory Board of C-Con GmbH;
since 2017	Independent Board Director of East Asia Computer Center, Inc. / FEU Institute of Technology;
since 2021	Independent Board Director of SSI Group, Inc.

With respect to Section C.13 of the German Corporate Governance Code it is hereby confirmed that Mr. Tan holds the offices of Vice Chairman and Chief Executive Officer of Integrated Micro-Electronics, Inc., Binan City, Philippines, which indirectly holds more than 10 % of the shares in the Company. Apart from that, according to the supervisory board's knowledge, between Mr. Tan on the one hand and VIA optronics AG, its group companies, the boards of VIA optronics AG or of a shareholder holding a material stake in VIA optronics AG on the other hand, there is no personal or business relationship which is subject to publication obligations under such provision of the German Corporate Governance Code.

2.	Total Number of Shares and Voting Rights

At the time of this invitation to the annual general meeting, the Company's share capital amounts to EUR 4,530,701.00 divided into 4,530,701 registered no-par value shares. One share grants one vote in the annual general meeting so that the total number of voting rights is 4,530,701. The Company does not hold treasury shares.

3.	Structuring the General Meeting as a virtual General Meeting without the physical presence of the Shareholders or their Representatives

The management board upon approval by the supervisory board resolved to structure the annual general meeting 2021 as a virtual general meeting without any physical presence of the shareholders or their representatives.

These resolutions were made on the basis of the German Act on Measures in the fields of corporate law, cooperative society law, association law, trust law and apartment ownership law aiming at mitigating the effects of the COVID-19-Pandemic of 20 October 2020 of 27 March 2020 ("Covid-19-Act") as well as the legal ordinance on the extension of the Measures in the fields of corporate law, cooperative society law, association law and trust law aiming at mitigating the effects of the COVID-19-Pandemic of 20 October 2020, each in the respective latest version.

The physical attendance of shareholders or their representatives in the Virtual General Meeting is excluded.

The chairman of the general meeting will be present in the offices of VIA optronics AG, Sieboldstrasse 18, 90411 Nuremberg, Germany (place of the general meeting in accordance with the German Stock Corporations Act).

The holding of the Annual General Meeting 2021 as a virtual general meeting in accordance with the provisions of the Covid-19-Act makes certain adjustments of the structure of the general meeting and of the exercise of shareholder rights necessary. The shareholders and their representatives will have the options described below for following the full Virtual General Meeting via video and audio by using the password protected AGM- Website set-up by the Company, for the exercise of their voting rights and for granting power-of-attorney, each via mail or by means of electronic communication, for asking questions and for filing formal objections, in each case via electronic communication.

The management board upon approval by the supervisory board resolved that the members of the supervisory board, except for the chairman of the general meeting,

may attend the general meeting virtually (Section 118 para. 3 of the German Stock Corporations Act and Section 1 para. 1 and 6 of the Covid-19-Act).

4.	Requirements for Exercising Voting Rights and for Asking Questions

Any shareholder shall be entitled to exercise their voting rights and to ask questions who is listed in the Company's share register and who duly registered for the annual general meeting is entitled to attend the annual general meeting and to exercise his/her voting rights.

The registration for the annual general meeting must be served to the Company by the end of

Wednesday, December 22, 2021, 24:00 hrs. CET ("Record Date")

in text form (Section 126b German Civil Code) either in the German or the English language to the following address:

VIA optronics AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

Email: namensaktien@linkmarketservices.de.

The share register as at the Record Date, i.e. Wednesday, December 22, 24:00 hrs. CET, is decisive for the right to vote and to ask questions.

Vis-à-vis the Company only those shareholders who are listed in the share register at the Record Date and who have registered their respective shares for the annual general meeting in due time are entitled to exercise their voting rights and to ask questions. This means that shareholders who acquire their shares after the Record Date are not entitled to exercise own shareholder rights with respect to this annual general meeting. Shareholders who register for the annual general meeting in due time but who sell their shares after the Record Date are – vis-à-vis the Company - nevertheless entitled to exercise shareholder rights. The Record Date does not affect the shareholders' right to sell their shares.

Holders of American Depositary Receipts may obtain further information from the Custodian The Bank of New York Mellon – Shareowner Services under the telephone number +1-888-269-2377 (within the USA) and +1-201-680-6825 (outside of the USA). Please note that these numbers are in operation from Monday to Friday, 8:00 am to 9:00 pm EST (Eastern Standard Time) and on Saturdays, 09:00 am to 05:00 pm EST (Eastern Standard Time).

5.	Procedure for voting by way of Postal Voting

Shareholders are entitled to exercise their voting rights via postal voting, i.e. via mail or by way of electronic communication, via email, via the AGM-Website as well as by granting voting proxy and issuing instructions to representatives nominated by the Company, as described in further detail below ("Postal Voting"). Only such shareholders are entitled to exercise the voting right by way of postal voting and to grant power of attorney, who have duly registered for the general meeting. For the exercise of the postal voting rights the status of shareholdings in the share register on the Record Date will be relevant.

The vote can be issued by way of Postal Voting in textform (Section 126b German Civil Code) in German or in English language via mail or via electronic communication (email) by using the following addresses or via the AGM-Website:

VIA optronics AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

Email: namensaktien@linkmarketservices.de.

Vote which are issued by mail or email must reach the Company by the end of Tuesday, December 28, 2021, 24:00 hrs. (CET) at the latest. Until this point in time vote can also be modified or withdrawn in the described manners. Via the AGM-Website votes can be issued, modified or withdrawn still on the date of the general meeting until the start of the actual voting procedure in the general meeting.

In case multiple voting are received with respect to the same shares and the identical agenda item, the vote which is received latest shall prevail. In case contradictory votes are received by way of different means of communication and if it is not clear which vote was issued last, the votes will be held relevant for the voting in the following order of priority: votes issued 1. via the AGM-Website, 2. via email, 3. by mail.

The issuance of votes is limited to the resolutions on the proposals for resolutions which are published in the invitation to the Virtual General Meeting of the management board and /or the supervisory board and on any proposals for resolutions which are published as part of an amendment to the agenda pursuant to Section 122 para. 2 German Stock Corporations Act.

6.	Procedure for being represented by a Representative and Voting by Proxy

Shareholders who have duly registered for the annual general meeting can grant power-of-attorney for the exercise of their voting right to a representative, such as the depositary bank, proxy advisors, an association of shareholders, or another person of their choice.

Also representatives of shareholders are not entitled to physically attend the Virtual General Meeting; also representatives of shareholders may only exercise the voting rights by way of Postal Voting (as described in Section II.5. above of this invitation) or by way of issuing power-of-attorney and voting instructions to voting right representative (as described in Section II.7. below). They can issue the votes for the shareholders via Postal Voting or by way of granting a sub-power-of-attorney and issuing voting instructions to representatives.

The power of attorney, its revocation and the proof of authorization vis-à-vis the Company must generally be made in text form (Section 126b German Civil Code (Bürgerliches Gesetzbuch). Notwithstanding the foregoing, the authorization of intermediaries, proxy advisors, shareholders' associations or other persons on par with the persons pursuant to Section 135 German Stock Corporation Act (Aktiengesetz) is subject to the specific provisions of Section 135 German Stock Corporation Act; we ask you to agree upon the details of the authorization of intermediaries or professional agents directly with them.

Proxy forms which may be used for granting a power of attorney can be obtained at the following address:

VIA optronics AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

Email: namensaktien@linkmarketservices.de.

Proxy forms may also be downloaded from our AGM- Website at the following link:

https://investors.via-optronics.com/investors/

You can particularly use any forms provided by intermediaries, proxy advisors, shareholders' associations and other persons on par with the persons pursuant to Section 135 para. 8 German Stock Corporation Act (Aktiengesetz) for their own authorization.

The proof of authorization may also be sent by mail or electronically by email to the Company's aforementioned address. Any power of attorney already granted may, furthermore, be revoked by declaration directly sent to the Company in the aforementioned manner.

If you wish to send powers of attorney, proofs of authorization, and revocations of powers of attorney by mail, telefax, or email, please send them to the aforementioned address by the end of Tuesday, December 28, 2021, 24:00 hrs. CET at the latest.

Powers-of-attorney can be granted or withdrawn and the proof for the authorization of a representative can be provided to the Company via email by using the email address listed above on the date of the general meeting until the start of the voting proceedings.

7.	Issuing Votes by instructing a Company-appointed Voting Right Representative

The Company offers its shareholders to grant voting proxy to persons appointed by the Company as Voting Right Representatives. The Voting Right Representatives may only cast votes in accordance with the instructions given by shareholders; they may not exercise the voting right in their own discretion. Please note that the Voting Right Representatives may only exercise the voting right with respect to agenda items on which the respective shareholder has given clear instructions and that Voting Right Representatives will not be able to accept instructions on procedure-related motions before or during the annual general meeting. Further Voting Right Representatives may not take instructions on filing formal objections against resolutions made by the annual general meeting or on raising questions or filing motions.

Such voting proxy including instructions can be granted to Voting Right Representatives prior to the annual general meeting by using the voting proxy and instruction form which will be sent to the shareholders registered in the shareholder register unsolicited as well as by using the AGM-Website. The access details for the AGM-Website will be provided with the registration documents. The respective form is also available for download on the Company's website at

https://investors.via-optronics.com/investors/

Granting and withdrawing voting proxy and issuing instructions to the Company appointed Voting Right Representatives must be submitted to the Company in textform in German or English language at the latest on Tuesday, December 28, 2021, 24.00 hrs. CET (date of receipt by the Company), via mail or by means of electronic communication via email at one the following contact details:

VIA optronics AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

Email: namensaktien@linkmarketservices.de.

Granting voting proxy to the Voting Right Representatives of the Company, the withdrawal of voting proxies, the issuance, withdrawal and modifications of instructions can be done on the date of the Virtual Annual General Meeting by using the AGM-Website until the beginning of the votings.

8.	Motions to Supplement the Agenda pursuant to Section 122 para. 2 German Stock Corporation Act

Shareholders whose shares have, together or individually, a proportionate amount of EUR 226.535,00 (representing 226.535 shares in the Company) may request that items are included and announced in the agenda (request for supplements). Reasons must be given for each new item, and each new item must be accompanied by a draft resolution. The shareholders filing the motion, furthermore, have to prove that they have been holding the shares for at least 90 days from the date of receipt of the supplement request by the Company and will continue to hold the shares until a decision is made on the request for a supplement.

The request for supplements has to be made in writing to the Company's management board and served within 24 days prior to the annual general meeting (whereby the day of the annual general meeting and the day of receipt are not counted), i.e. not later than by the end of Saturday, December 4, 2021, 24:00 hrs. CET. Please send your request for supplements to the following address:

VIA optronics AG

Management Board

Sieboldstraße 18

90411 Nürnberg

Germany

Duly made requests for supplements will be announced by the Company without undue delay after receipt of the request for supplements in the same way as the invitation, unless the request has already been announced together with the invitation.

9.	Counter-Motions and Nominations by Shareholders pursuant to Sections 126 para. 1, 127 German Stock Corporation Act

Shareholders may send to the Company counter-motions to proposals from the management board and the supervisory board with regard to certain items of the agenda (counter-motions), as well as proposals for the election of auditors (nominations). Any counter-motion and nomination by the Company's shareholders including the shareholder's name, the reasons and the management's comments, if any, will be made available on the Company's website at

https://investors.via-optronics.com/investors/

if the counter-motion including the statutorily required reasons and/or the nomination including the reasons, if any, which are not statutorily required, are served to the Company in text form (Section 126b German Civil Code (Bürgerliches Gesetzbuch) by Tuesday, December 14, 2021, 24:00 hrs. CET at the latest at the following address:

VIA optronics AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 Munich

Germany

Email: antraege@linkmarketservices.de

Counter-motions and nominations by shareholders that do not meet the aforementioned requirements, as well as the respective reasons, will not be made available.

Furthermore, counter-motions have not to be made available under the prerequisites set forth in Section 126 para. 2 German Stock Corporation Act (Aktiengesetz) if, for example, the counter-motion results in an illegitimate or immoral resolution by the annual general meeting. The reasoning will not have to be published in case it consists of more than 5,000 characters.

Nominations will not have to be published in case the nomination does not state the name, exercised profession and the place of private residence of the nominated person as well as, in case of supervisory board members, information on the membership in other supervisory board which have to be established under binding statutory law. Further nominations for the election of supervisory board members should include information on membership in comparable controlling boards of domestic or international companies.

If several shareholders file counter-motions or nominations with regard to the same item, the Company's management board may summarize the counter-motions or nominations including the respective reasons (Section 126 para. 3 German Stock Corporation Act (Aktiengesetz).

Pursuant to Section 1 para. 2, clause 3 of the Covid-19-Act, such counter-motions in terms of Section 126 of the German Stock Corporations Act and such nominations in terms of Section 127 of the German Stock Corporations Act will be deemed as filed in the annual general meeting if the shareholder filing the motion or the nomination was duly legitimized and registered for the annual general meeting.

During the Virtual General Meeting no counter-motions may be filed and no proposals for elections can be made.

10.	Right to Ask Questions pursuant to Section 131 para. 1 German Stock Corporation Act and Article 2 Section 1 para. 2 No. 3 of the Covid-19-Act

Deviating from the concept of Section 131 of the German Stock Corporations Act, shareholders and representatives of shareholders who are duly registered for the general meeting do not have a general right of information in the Virtual General Meeting on December 29, 2021. However, they are entitled to submit questions prior to the general meeting. How questions are answered is subject to the due and free discretion of the management board. The management board is not required to answer all questions; the management board may in particular combine questions. The management board is entitled to favor shareholder associations and institutional investors with significant shareholdings.

It is generally envisaged to address the persons who have asked a question by name in the course of the answering of the questions to the extent such persons have not objected to being addressed by name.

Questions of the shareholders must be submitted not later than by the end of Monday, December 27, 2021, 24:00 hrs. (CET) by using the AGM-Website. Upon expiry the aforementioned deadline, no further questions will be accepted.

The questions will be answered during the general meeting, unless the questions have been answered already on the AGM-Website at

https://investors.via-optronics.com/investors/

11.	Video and Audio-Broadcasting of the full Virtual General Meeting

The shareholders of the Company can watch the entire Virtual General Meeting (including the answering of questions and the voting process) on December 29, 2021 starting from 2 p.m. (CET) after inserting the access details via the AGM- Website, subject to due registration to the annual general meeting.

The access details to such AGM- Website will be printed on the registration documents, which will be sent unsolicited to such shareholders who are registered in the Company's shareholder register on the 21st day before the annual general meeting, i.e. on Wednesday, December 8, 2021.

The shareholders are not entitled to personally attend the Virtual General Meeting in accordance with Section 118 para. 1 clause 2 of the German Stock Corporations Act. In particular the live broadcasting of the general meeting does not allow attendance of the meeting in terms of Section 118 para. 1 clause 2 of the German Stock Corporations Act.

The Company does not accept any liability with respect to an undisrupted electronic live broadcasting and that each shareholder who is entitled to have access to the broadcasting will properly receive the broadcasting signal. The Company recommends to the shareholders to exercise their above-mentioned rights, in particular the voting right, timely.

12.	Filing Objections against Resolutions

Shareholders who have exercised their voting right by way of Postal Voting or by way of granting voting proxy and issuing instructions to Voting Right Representatives are entitled to issue formal objections with respect to resolutions made by the Virtual General Meeting without the requirement of personal attendance of the general meeting. Any objection must be issued by the end of the Virtual General Meeting by way of electronic communication. For this purpose, shareholders who have exercised their voting rights may file objections with the notary public bay way of electronic communication until the end of the general meeting by using the AGM-Website.

13.	Data Privacy

As the data controller, VIA optronics AG processes the following personal data of shareholders and shareholder representatives in compliance with the applicable data protection regulations: surname and first name, address, e-mail address, number of shares, shareholder number, type of ownership of the shares, participation in the annual general meeting and voting behavior. The legal basis is Art. 6 Para. 1 lit. c) of the General Data Protection Regulation ("GDPR") in connection with Sections 67, 118 et seq.

German Stock Corporation Act (Aktiengesetz) as well as Section 1 of the German Act on Measures in the fields of corporate law, cooperative society law, association law, trust law and apartment ownership law aiming at mitigating the effects of the COVID-19-Pandemic of 27 March 2020. The shares of VIA optronics AG are registered shares. The provision and processing of personal data is therefore mandatory by law for the proper preparation and execution of the annual general meeting, for the exercise of shareholders' voting rights as well as for the watching of the Virtual General Meeting by way of logging into the AGM-Website and the proper keeping of the share register.

As far as the shareholders, shareholder representatives and ADR holders do not provide their personal data themselves, VIA optronics AG usually receives this data from the securities account bank of the shareholder or from the Depositary. Insofar as the processing of personal data is required for organizational reasons for the conduct of the annual general meeting, the underlying legal basis for such processing is the legitimate interest of VIA optronics AG pursuant to Art. 6 para. 1 sentence 1 lit. f) of the GDPR.

If the personal data is not provided, the shareholder or shareholder representative is not entitled to exercise shareholder rights in the shareholder meeting.

Insofar as VIA optronics AG cooperates with engaged service providers for the purpose of organizing the annual general meeting, these service providers shall process the personal data of the shareholders and shareholder representatives transmitted to them exclusively in accordance with the instructions of VIA optronics AG and only insofar as this is necessary for the execution of the respective assignments. All employees of the Company and the employees of the engaged service providers who have access to personal data of the shareholders or shareholder representatives and / or process this data are obliged to treat this data confidentially.

The Company deletes the personal data of shareholders and shareholder representatives in accordance with the statutory regulations, in particular if the continued storage of the personal data is no longer necessary for the original purposes of collection or processing; the data is no longer required in connection with any administrative or legal proceedings; and there are no statutory retention obligations.

In addition, personal data of shareholders or shareholder representatives exercising their voting rights and following the Virtual General Meeting electronically can be accessed by other shareholders and shareholder representatives, in particular via the list of attendees required by law (Section 129 German Stock Corporation Act (Aktiengesetz). This also applies to questions submitted prior to the general meeting by shareholders or shareholder representatives.

Subject to the legal requirements, every individual has the right to obtain from VIA optronics AG information about the personal data processed concerning him or her, and to demand the correction, deletion, restriction of processing or transfer of this personal data to a third party. Each individual is also entitled to submit a complaint to the competent supervisory authority. Insofar as the legal basis for the processing of personal data is a legitimate interest pursuant to Art. 6 (1) sentence 1 lit. f) of the GDPR, every individual has a right of objection under the statutory conditions.

For comments and queries regarding the processing of personal data, the data protection officer of VIA optronics AG can be contacted at the addresses given under

https://via-optronics.com/de/datenschutz.html

14.	Further Explanations and Information on the Company's Website, Availability of Documents

As of the convening of the annual general meeting, on the website:

https://investors.via-optronics.com/investors/

all information and documents pursuant to Section 124a German Stock Corporation Act (Aktiengesetz) will be made available including further explanations regarding the shareholders' rights pursuant to Sections 122 para. 2, 126 para. 1, 127, 131 para. 1 German Stock Corporation Act. All documents to be made available by operation of law will also be available for inspection on the internet during the annual general meeting.

Nürnberg, November 2021

The Management Board

VIA optronics AG